United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2011
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number:  1-9210

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation
10889 Wilshire Boulevard
Los Angeles, California 90024

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		1

Statements of Net Assets Available for Benefits – As of December 31, 2011 and 2010		2

Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2011 and 2010		3

Notes to Financial Statements		4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2011	20

2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31, 2011	21

Note:	Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation Pension and
Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for each of the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole.  The supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2011 are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ KPMG LLP

Los Angeles, California
June 25, 2012

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2011 and 2010
(Amounts in thousands)

	2011	2010
Assets:
Investments:
At fair value:
Short-term investment fund	$-	$3,191
Common/collective trust	17,457	18,482
Commingled fund	-	160,337
Common stocks	980,354	1,100,646
Mutual funds	679,860	448,738
Corporate bonds	108	97
Plan interest in master trust accounts	637,909	591,450
Total investments at fair value	2,315,688	2,322,941

Receivables:
Notes receivable from participants	24,630	24,325
Interest and dividends	5,131	4,572
Participant contribution	2,204	-
Employer contribution	1,221	-
Total receivables	33,186	28,897
Total assets	2,348,874	2,351,838
Liabilities:
Accrued liabilities	-	58
Payables under securities lending agreement	-	3,191
Due to broker for securities purchased	424	599
Total liabilities	424	3,848
Net assets available for benefits at fair value	2,348,450	2,347,990
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit-responsive
investment contracts	(24,912)	(20,401)
Net assets available for benefits	$2,323,538	$2,327,589
See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2011 and 2010
(Amounts in thousands)

	2011	2010
Changes to net assets attributable to:
Investment (loss) income:
Interest	$743	$754
Dividends	34,412	29,774
Net (depreciation) appreciation in fair value of investments	(56,047)	254,325
Plan interest in master trust accounts investment income	7,816	40,527
Other	259	174
Total investment (loss) income	(12,817)	325,554
Contributions:
Participant	75,021	67,920
Employer	42,952	39,192
Participant rollovers	6,590	6,903
Total contributions	124,563	114,015

Transfer from other plans	34,875	-
Deductions:
Benefits paid to participants	150,532	148,638
Plan expenses	140	213
Total deductions	150,672	148,851
Net (decrease) increase	(4,051)	290,718
Net assets available for benefits:
Beginning of year	2,327,589	2,036,871
End of year	$2,323,538	$2,327,589
See accompanying notes to financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).  The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees).  Members of the Committees are selected by the board of directors of OPC (the Board).  The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

	(c)	Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2011 and 2010, the deferral percentage limits were 27.0% for non-Highly Compensated Employees (non-HCEs) and 14.0% for Highly Compensated Employees (HCEs).  Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $5,500 for each of the 2011 and 2010 Plan years.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes an amount equal to 100% of a participant’s contribution up to the first 6% of eligible compensation.  For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100%, as negotiated by their respective union, up to the first 4% or 6% of eligible compensation that a participant contributes to the Plan.  All employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).  Active participants with at least three years of service and terminated vested participants may elect to transfer their employer matching contributions to other investment funds.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon.  The Company’s matching contributions vest after three years of vesting service.  Participants are also always fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)	Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation.  Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans.  The loans are secured by the balance in the participant’s account at the time the loan is approved.  Prior to October 1, 2008, loans generally had a fixed interest rate equal to the Western Federal Credit Union’s loan rate.  Effective October 1, 2008, loan interest rates were fixed based on the prime rate as published by The Wall Street Journal on the first day of the month prior to the loan’s effective date.  Interest rates ranged from 3% to 11% and 2% to 7% on loans outstanding as of December 31, 2011 and 2010, respectively.  Principal and interest are paid ratably through payroll deductions.

(g)	Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions.  Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only.  A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi).  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

	(h)	Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions.  During 2011 and 2010, employer contributions were reduced by approximately $950,000 and $400,000, respectively, from forfeited nonvested accounts.  Forfeitures of terminated nonvested account balances during 2011 and 2010 were approximately $658,000 and $477,000, respectively.  At December 31, 2011 and 2010, the balance of forfeited nonvested accounts totaled approximately $66,000 and $358,000, respectively.  These accounts are expected to be used to reduce future contributions.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount the participant would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

	(b)	Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make informed estimates and judgments regarding certain types of financial statement balances.  Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements.  Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and assumptions provide a reasonable basis for the fair presentation of the Plan’s financial position and results and operations.

	(c)	Investment Valuation and Income Recognition

The Plan’s investments, with the exception of fully benefit-responsive investment contracts, are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

	(d)	Payment of Benefits

Benefits are recorded when paid.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(e) Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid balance and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):

	As of December 31,
	2011	2010
Oxy stock*	$980,354	$1,069,194
Invesco Stable Value Fund (GIC MTIA)	552,833	451,659
MFO Vanguard Employee Benefit Index Fund	162,387	160,337
All other investments less than 5%	620,114	641,751
Total investments	$2,315,688	$2,322,941
* Participant- and non-participant-directed.

During 2011 and 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated or appreciated in value as follows (amounts in thousands):

	Year ended December 31,
	2011	2010
Common stocks	$(34,169)	$191,211
Mutual funds	(23,352)	42,334
Commingled fund	1,474	20,780
Net (depreciation) appreciation	$(56,047)	$254,325

The Plan participated in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements.  For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities.  The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund.  The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The fair value of securities loaned was approximately $0 and $3,123,000 at December 31, 2011 and 2010, respectively.  Cash collateral of approximately $0 and $3,191,000 was held at December 31, 2011 and 2010, respectively, with an offsetting liability.  Income earned was approximately $3,000 and $14,000 for 2011 and 2010, respectively, net of bank fees of approximately $1,000 and $8,000, respectively.  This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

(4)	Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

	(a)	Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market for which the individual securities are traded.

	(b)	Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

	(c)	Common/Collective Trust, Short-Term Investment Fund, Money Deposit Account and Commingled Fund

The common collective trust, short-term investment fund, money deposit account and commingled fund are valued at the NAV of the units provided by the fund issuer.  NAV for these funds represent the quoted price in a non-active market.

	(d)	Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

	(e)	Master Trust Account – Guaranteed Investment Contract (GIC)

Fair value of the nonparticipating synthetic GICs is determined using a discounted cash flow method.  Based on its duration, the estimated cash flow of each contract is discounted using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.  Fair value for security-backed investment contracts was derived from third-party sources, based on the type of investment held.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011 and 2010 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see note 6).

	Assets at fair value
	as of December 31, 2011
	Level 1	Level 2	Total
Common stocks
Occidental Petroleum Corporation	$980,354	$-	$980,354
Mutual funds
Fixed income funds	125,362	-	125,362
Index funds (S&P 500, Mid-Cap and REITs)	287,391	-	287,391
Balance fund	87,288	-	87,288
Growth funds	84,715	-	84,715
Value fund	37,554	-	37,554
International fund	57,550	-	57,550
Common/collective trust	-	17,457	17,457
Corporate bonds	-	108	108
Total assets excluding
Plan’s interest in master trusts,
at fair value	$1,660,214	$17,565	$1,677,779

	Assets at fair value
	as of December 31, 2010
	Level 1	Level 2	Total
Common stocks
Occidental Petroleum Corporation	$1,069,194	$-	$1,069,194
Other	31,452	-	31,452
Mutual funds
Fixed income funds	90,375	-	90,375
Index funds (Mid-Cap and REITs)	122,672	-	122,672
Balance fund	83,520	-	83,520
Growth funds	86,827	-	86,827
International fund	65,344	-	65,344
Short-term investment fund	-	3,191	3,191
Common/collective trust	-	18,482	18,482
Commingled fund
Index fund (S&P 500)	-	160,337	160,337
Corporate bonds	-	97	97
Total assets excluding
Plan’s interest in master trusts,
at fair value	$1,549,384	$182,107	$1,731,491

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(5)	Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s Common Stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2011	2010
Net assets:
Oxy Stock Fund	$1,002,293	$1,089,053

	Year ended December 31,
	2011	2010
Contributions	$51,837	$49,259
Investment income	19,485	16,979
Net (depreciation) appreciation in fair value of investments	(36,248)	188,217
Transfers between funds	(58,889)	(87,449)
Benefits paid to participants	(62,936)	(61,828)
Administrative expenses	(9)	(9)
Changes in net assets	$(86,760)	$105,169

(6)	Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a GIC fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA).  The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2011	2010
Assets:
Guaranteed investment contracts, at fair value	$744,578	$694,495
Short-term investment fund	84,658	29,658
Accrued expense	(138)	(127)
Accrued investment income	7	3
Net assets	$829,105	$724,029
Plan’s percentage interest in GIC MTIA net assets	67%	65%
Plan interest in GIC MTIA	$552,833	$472,060

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2011	2010
Net appreciation of investments	$24,043	$26,819
Less investment expenses	(506)	(467)
Total investment income	$23,537	$26,352

The GICs are initially stated at fair value but then adjusted to contract value because they are fully benefit-responsive.  As such, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value for the synthetic GICs is determined based on the fair value of the underlying assets.  The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party.

Withdrawals resulting from events initiated by the Company, such as plan termination, are not typically considered participant-initiated transactions.  With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties.  The Committees are not aware of any such event being contemplated at this time.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account GIC, except that the assets are placed in a trust with ownership by GIC MTIA, rather than a separate account of the issuer, and a financially responsible third party issues a wrapper contract that provides that participants must execute Plan transactions at contract value.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

During 2011 and 2010, the average yield earned on amounts invested in the GICs was 1.26% and 2.19%, respectively.  As of December 31, 2011 and 2010, the average crediting interest rate on such contracts was 2.62% and 3.77%, respectively.  Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

The following tables provide fair value measurement information for the GIC MTIA, in which the Plan owns an undivided interest as of December 31, 2011 and 2010 (amounts in thousands):

	Assets at fair value as of December 31, 2011
	Level 2	Level 3	Total
Short-term investment fund	$84,658	$-	$84,658
GIC	-	744,578	744,578
Total assets at fair value	$84,658	$744,578	$829,236

	Assets at fair value as of December 31, 2010
	Level 2	Level 3	Total
Short-term investment fund	$29,658	$-	$29,658
GIC	-	694,495	694,495
Total assets at fair value	$29,658	$694,495	$724,153

The following table sets forth the changes in fair value of the Level 3 assets under the GIC MTIA, in which the Plan owns an undivided interest for the year ended December 31, 2011 and 2010 (amounts in thousands):

	Year ended December 31,
	2011	2010
Balance, beginning of year	$694,495	$662,255
Unrealized gain	6,072	11,467
Purchases	279,430	129,109
Sales	(259,430)	(135,109)
Interest	24,011	26,773
Balance, end of year	$744,578	$694,495

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA, in which the Plan owns an undivided interest at December 31, 2011 and 2010 (amounts in thousands):

As of December 31, 2011	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	A+	$78,064	$94	$(3,172)	$74,986
ING Life and Annuity	A-	101,573	-	(3,706)	97,867
JP Morgan Chase	AA+	120,077	793	(9,055)	111,815
Monumental	AA-	148,000	100	(6,811)	141,289
Pacific Life Insurance	A+	93,103	-	(3,645)	89,458
Prudential Insurance	AA-	33,698	-	(2,701)	30,997
New York Life	AAA	70,711	-	(2,804)	67,907
State Street Bank	AA	99,352	-	(6,456)	92,896
		744,578	987	(38,350)	707,215

Common/collective trust		84,658	-	-	84,658

		$829,236	$987	$(38,350)	$791,873

As of December 31, 2010	Credit rating*	Investments at fair value	Wrap contracts at fair value	Adjustments to contract value	Investments at contract value
Synthetic GICs:
Bank of America NA	AA-	$75,482	$-	$(2,936)	$72,546
ING Life and Annuity	A	98,154	-	(3,408)	94,746
JP Morgan Chase	AA+	126,468	-	(7,376)	119,092
Monumental	AA-	109,397	226	(4,308)	105,315
Pacific Life Insurance	A+	90,019	170	(3,641)	86,548
Prudential Insurance	AA-	31,799	-	(2,048)	29,751
Rabobank Nederland	AAA	68,595	-	(2,651)	65,944
State Street Bank	AA	94,581	-	(5,318)	89,263
		694,495	396	(31,686)	663,205

Common/collective trust		29,658	-	-	29,658

		$724,153	$396	$(31,686)	$692,863

*		Credit rating of issuer is the highest among S&P, Moody's and Fitch converted to the S&P convention as provided by Invesco.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following tables present the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2011	2010
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investment fund	$3,726	$7,543
Common/collective trust	870	1,445
Preferred stocks	-	811
Corporate bonds	47,092	45,922
Total investments	51,688	55,721
Receivables:
Due from broker for securities sold	161	228
Accrued investment income	286	260
Total receivables	447	488
Total assets	52,135	56,209
Liabilities:
Due to broker for securities sold	138	29
Accrued expenses	89	87
Payable under securities lending agreement	3,726	7,543
Total liabilities	3,953	7,659
Net assets of Advent MTIA	$48,182	$48,550
Plan’s percentage interest in Advent MTIA net assets	25%	32%
Plan interest in Advent MTIA	$12,129	$15,342

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2011	2010
Net (depreciation) appreciation in fair value of investments:
Corporate bonds	$(4,243)	$6,233
Interest and dividends	1,691	1,502
Less investment expenses	(380)	(318)
Investment (loss) income	$(2,932)	$7,417

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following tables provide fair value measurement information for the Advent MTIA, in which the Plan owns an undivided interest at December 31, 2011 and 2010 (amounts in thousands):

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Total
Short-term investment fund	$-	$3,726	$3,726
Common/collective trust	-	870	870
Corporate bonds	-	47,092	47,092
Total assets at fair value	$-	$51,688	$51,688

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Total
Short-term investment fund	$-	$7,543	$7,543
Common/collective trust	-	1,445	1,445
Preferred stocks	811	-	811
Corporate bonds	-	45,922	45,922
Total assets at fair value	$811	$54,910	$55,721

The Advent MTIA also participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2011 and 2010.  See note 3 for discussion of the Security Lending Program.

The fair value of securities loaned was approximately $3,635,000 and $7,367,000 at December 31, 2011 and 2010, respectively.  Cash collateral of approximately $3,726,000 and $7,543,000 was held at December 31, 2011 and 2010, respectively, with an offsetting liability.  Income earned during 2011 and 2010 was approximately $26,000 and $9,000, respectively, net of bank fees of approximately $14,000 and $5,000 respectively. This income is included as interest income for the Advent MTIA.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2011	2010
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted
market price:
Short-term investment fund	$2,793	$49,099
Common/collective trust	2,625	5,783
Common stocks	112,376	143,979
Total investments	117,794	198,861

Cash	15	76

Receivables:
Due from broker for securities sold	-	54
Accrued investment income	114	126
Total receivables	114	180
Total assets	117,923	199,117
Liabilities:
Due to broker for securities purchased	134	76
Accrued expenses	-	262
Payable under securities lending agreement	2,793	49,099
Total liabilities	2,927	49,437
Net assets of Bernstein MTIA	$114,996	$149,680
Plan’s percentage interest in Bernstein MTIA net assets	63%	70%
Plan interest in Bernstein MTIA	$72,947	$104,048

The following table presents the investment income earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2011	2010
Net (depreciation) appreciation in fair value of investments:
Common stock	$(11,170)	$32,527
Interest and dividends	1,685	1,334
Less investment expenses	(1,021)	(881)
Investment (loss) income	$(10,506)	$32,980

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2011 and 2010 (amounts in thousands):

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Total
Short-term investment fund	$-	$2,793	$2,793
Common/collective trust	-	2,625	2,625
Common stocks	112,376	-	112,376
Total assets at fair value	$112,376	$5,418	$117,794

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Total
Short-term investment fund	$-	$49,099	$49,099
Common/collective trust	-	5,783	5,783
Common stocks	143,979	-	143,979
Total assets at fair value	$143,979	$54,882	$198,861

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2011 and 2010.  See note 3 for discussion of the Securities Lending Program.

The fair value of securities loaned was approximately $2,708,000 and $47,865,000 at December 31, 2011 and 2010, respectively.  Cash collateral of approximately $2,793,000 and $49,099,000 was held at December 31, 2011 and 2010, respectively, with an offsetting liability.  Income earned during 2011 and 2010 was approximately $11,000 and $14,000, respectively, net of bank fees of approximately $6,000 and $8,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)	Plan Merger

Effective October 31, 2011, the Thums Long Beach Company Savings and Investment Plan was merged with and into the Plan. Approximately $35 million of assets were transferred into the Plan.

(8)	Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations.  OPC paid approximately $935,000 and $859,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2011 and 2010, respectively.

(9)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, affected participants would become 100% vested in their employer contributions.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

(10)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company, by a letter dated May 13, 2010, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

United States generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2008.

(11)	Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balance and the amounts reported in the statements of net assets available for benefits. Risk associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the Security and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2011 and 2010, approximately 42% and 46%, respectively, of total Plan investments were invested in Oxy stock.

(12)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 15, 2012 (amounts in thousands):

	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$2,323,538	$2,327,589
Amounts allocated to withdrawing participants	(1,321)	(1,405)
Net assets available for benefits per the Form 5500	$2,322,217	$2,326,184

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2011 and 2010

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 15, 2012 for the years ended December 31, 2011 and 2010 (amounts in thousands):

	Year ended December 31,
	2011	2010
Benefits paid to participants per the financial statements	$150,532	$148,638
Amounts allocated to withdrawing participants
at December 31, 2011	1,321	-
Amounts allocated to withdrawing participants
at December 31, 2010	(1,405)	1,405
Amounts allocated to withdrawing participants
at December 31, 2009	-	(3)
Benefits paid to participants per the Form 5500	$150,448	$150,040

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

(13)	Subsequent Events

The Company has evaluated events from January 1, 2012 through June 25, 2012, and has made the appropriate disclosures.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2011 (Dollar amounts in thousands)	Schedule 1

(a)	(b)	(c)	(d)	(e)

		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost(1)	value
	Common/Collective Trust:
*	BNY Short-Term Investment Fund	A collective trust investing in short-term
		securities, 17,456,607 units		$17,457
	Common stock:
	Occidental Petroleum Corporation (2)	Common stock, 10,462,692 shares	183,950	980,354

*	Participant loans:	2,082 participant loans, various
		maturities, interest rates range
		from 3% to 11%, balances
		collateralized by participant account		24,630
	Mutual funds:
	MFO Vanguard Institutional Index Fund	1,411,447 shares		162,387
	MFO Black Rock Equity Dividend Fund	2,064,548 shares		37,554
	MFO Causeway Cap Mgmt. Intl Value Inst'l	5,333,655 shares		57,550
	MFO Dodge & Cox Balanced Fund	1,294,110 shares		87,288
	MFO Fidelity Magellan Fund Inc Open
	End Fund	740,244 shares		46,621
	MFO Hbr Fund Cap Appreciation Fund	1,032,373 shares		38,095
	MFO Pimco Total Return Fund Inst'l	6,132,095 shares		66,656
	MFO Pimco High Yield Fund	2,322,667 shares		20,857
	MFO Vanguard Specialized Portfolios
	Reit Index Fund Inst’l	3,515,217 shares		44,678
	MFO Vanguard Mid-Cap Index Inst’l Fund	4,079,516 shares		80,326
	MFO Vanguard Inflation Protected
	Securities Inst'l	3,352,354 shares		37,848
		Total mutual funds		679,860
	Corporate bond:
	Lehman Liquidating Trust	424,054 units		108

	Plan interest in master trust accounts:
	Advent Unit Master Trust	858,850 units		12,129
	MFO Alliance Bernstein Small Cap Units	4,621,909 units		72,947
	Invesco Stable Value Fund	28,477,015 units		552,833
		Total Plan interest in master trust accounts		637,909
		Total		$2,340,318
(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party in interest as defined by ERISA.
See accompanying report of independent registered public accounting firm.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2011
(Dollar amounts in thousands)

Current value
	Description of asset (includes				Expense		of asset on
	interest rate and maturity	Purchase	Selling		incurred with		transaction
Identity of party involved	in case of loan)	price	price	Lease rental	transaction	Cost of asset	date	Net gain
Series of transactions:
* Bank of New York	Collective Short-Term Investment Fund:
	299 Acquisitions	$221,317	$-	$-	$-	$221,317	$221,317	$-
	275 Dispositions	$-	$222,342	$-	$-	$222,342	$222,342	$-
*		Represents a party-in-interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

By	/s/Roy Pineci
Roy Pineci - Member of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 25, 2012

Exhibit Index

Exhibit

No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm